Exhibit 99.5
James Hardie Industries SE
and Subsidiaries
Consolidated Financial Statements
as of and for the Year Ended 31 March 2010

James Hardie Industries SE and Subsidiaries
Index

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
James Hardie Industries SE
We have audited the accompanying consolidated balance sheets of James Hardie Industries SE and Subsidiaries (formerly “James Hardie Industries N.V. and Subsidiaries”) as of 31 March 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of James Hardie Industries SE and Subsidiaries for the year ended 31 March 2008, were audited by other auditors whose report dated 19 May 2008, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE and Subsidiaries at 31 March 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Orange County, California
27 May 2010

Item 1. Financial Statements
James Hardie Industries SE and Subsidiaries
Consolidated Balance Sheets

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	31 March	31 March	31 March		31 March
	2010	2009	2010		2009

			(Unaudited)		(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$19.2	$42.4	A$	21.0	A$	61.7
Restricted cash and cash equivalents	0.6	0.3		0.7		0.4
Restricted cash and cash equivalents — Asbestos	44.5	45.4		48.6		66.1
Restricted short-term investments — Asbestos	13.3	52.9		14.5		77.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million (A$2.5 million) and $1.4 million (A$2.0 million) as of 31 March 2010 and 31 March 2009, respectively	155.0	111.4		169.2		162.1
Inventories	149.1	128.9		162.8		187.6
Prepaid expenses and other current assets	25.6	20.4		28.0		29.7
Insurance receivable — Asbestos	16.7	12.6		18.2		18.3
Workers’ compensation — Asbestos	0.1	0.6		0.1		0.9
Deferred income taxes	24.0	25.5		26.2		37.1
Deferred income taxes — Asbestos	16.4	12.3		17.9		17.9

Total current assets	464.5	452.7		507.2		658.8
Restricted cash and cash equivalents	4.7	5.0		5.1		7.3
Property, plant and equipment, net	710.6	700.8		775.9		1,019.8
Insurance receivable — Asbestos	185.1	149.0		202.1		216.9
Workers’ compensation — Asbestos	98.8	73.8		107.9		107.4
Deferred income taxes	3.2	2.1		3.5		3.1
Deferred income taxes — Asbestos	420.0	333.2		458.6		484.8
Deposit with Australian Taxation Office	247.2	173.5		269.9		252.5
Other assets	44.7	1.6		48.8		2.3

Total assets	$2,178.8	$1,891.7	A$	2,379.0	A$	2,752.9

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$100.9	$89.1	A$	110.2	A$	129.7
Short-term debt	—	93.3		—		135.8
Current portion of long-term debt	95.0	—		103.7		—
Accrued payroll and employee benefits	42.1	35.5		46.0		51.7
Accrued product warranties	6.7	7.4		7.3		10.8
Income taxes payable	34.9	1.4		38.1		2.0
Asbestos liability	106.7	78.2		116.5		113.8
Workers’ compensation — Asbestos	0.1	0.6		0.1		0.9
Other liabilities	27.7	9.5		30.2		13.8

Total current liabilities	414.1	315.0		452.1		458.5
Long-term debt	59.0	230.7		64.4		335.7
Deferred income taxes	113.5	93.8		123.9		136.5
Accrued product warranties	18.2	17.5		19.9		25.5
Asbestos liability	1,512.5	1,206.3		1,651.5		1,755.4
Workers’ compensation — Asbestos	98.8	73.8		107.9		107.4
Other liabilities	80.6	63.3		88.0		92.1

Total liabilities	2,296.7	2,000.4	A$	2,507.7	A$	2,911.1

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 434,524,879 shares issued at 31 March 2010 and 432,263,720 shares issued at 31 March 2009	221.1	219.2
Additional paid-in capital	39.5	22.7
Accumulated deficit	(437.7)	(352.8)
Accumulated other comprehensive income	59.2	2.2

Total shareholders’ deficit	(117.9)	(108.7)

Total liabilities and shareholders’ deficit	$2,178.8	$1,891.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Operations

	Years Ended 31 March
(Millions of US dollars, except per share data)	2010	2009	2008

Net sales	$1,124.6	$1,202.6	$1,468.8
Cost of goods sold	(708.5)	(813.8)	(938.8)

Gross profit	416.1	388.8	530.0

Selling, general and administrative expenses	(185.8)	(208.8)	(228.2)
Research and development expenses	(27.1)	(23.8)	(27.3)
Impairment charges	—	—	(71.0)
Asbestos adjustments	(224.2)	17.4	(240.1)

Operating (loss) income	(21.0)	173.6	(36.6)
Interest expense	(7.7)	(11.2)	(11.1)
Interest income	3.7	8.2	12.2
Other income (expense)	6.3	(14.8)	—

(Loss) income before income taxes	(18.7)	155.8	(35.5)

Income tax expense	(66.2)	(19.5)	(36.1)

Net (loss) income	$(84.9)	$136.3	$(71.6)

Net (loss) income per share — basic	$(0.20)	$0.32	$(0.16)

Net (loss) income per share — diluted	$(0.20)	$0.31	$(0.16)

Weighted average common shares outstanding (Millions):
Basic	433.1	432.3	455.0
Diluted	433.1	434.5	455.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Years ended 31 March
(Millions of Australian dollars, except per share data)	2010		2009		2008

Net sales	A$	1,321.3	A$	1,515.3	A$	1,689.6
Cost of goods sold		(832.4)		(1,025.4)		(1,079.9)

Gross profit		488.9		489.9		609.7

Selling, general and administrative expenses		(218.3)		(263.1)		(262.5)
Research and development expenses		(31.8)		(30.0)		(31.4)
Impairment charges		—		—		(81.7)
Asbestos adjustments		(263.4)		21.9		(276.2)

Operating (loss) income		(24.6)		218.7		(42.1)
Interest expense		(9.0)		(14.1)		(12.8)
Interest income		4.3		10.3		14.0
Other income (expense)		7.4		(18.6)		—

(Loss) income before income taxes		(21.9)		196.3		(40.9)

Income tax expense		(77.8)		(24.6)		(41.5)

Net (loss) income	A$	(99.7)		171.7	A$	(82.4)

Net (loss) income per share — basic	A$	(0.23)	A$	0.40	A$	(0.18)

Net (loss) income per share — diluted	A$	(0.23)	A$	0.40	A$	(0.18)

Weighted average common shares outstanding (Millions):
Basic		433.1		432.3		455.0
Diluted		433.1		434.5		455.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended 31 March
(Millions of US dollars)	2010	2009	2008

Cash Flows From Operating Activities
Net (loss) income	$(84.9)	$136.3	$(71.6)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortisation	61.7	56.4	56.5
Deferred income taxes	19.2	(58.2)	(54.0)
Pension cost	0.1	0.7	1.0
Stock-based compensation	7.7	7.2	7.7
Asbestos adjustments	224.2	(17.4)	240.1
Tax benefit from stock options exercised	(0.9)	—	—
Other-than-temporary impairment on investments	—	14.8	—
Impairment charges	—	—	71.0
Other	—	—	(3.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	14.9	69.0	44.7
Restricted short-term investments	54.4	—	—
Payment to the AICF	—	(110.0)	—
Accounts and other receivable	(30.1)	6.6	39.6
Inventories	(12.2)	40.3	(26.6)
Prepaid expenses and other assets	(48.1)	5.7	4.9
Insurance receivable — Asbestos	14.4	16.5	16.7
Accounts payable and accrued liabilities	35.4	(11.4)	2.6
Asbestos liability	(91.0)	(91.1)	(67.0)
Deposit with Australian Taxation Office	(29.3)	(9.9)	(9.7)
ATO settlement payment	—	(101.6)	—
Other accrued liabilities	47.6	0.9	66.8

Net cash provided by (used in) operating activities	$183.1	$(45.2)	$319.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(50.5)	$(26.1)	$(38.5)

Net cash used in investing activities	$(50.5)	$(26.1)	$(38.5)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	$—	$128.8	$7.0
Repayments of short-term borrowings	(93.3)	(125.5)	—
Proceeds from long-term borrowings	274.0	431.6	69.5
Repayments of long-term borrowings	(350.7)	(375.4)	—
Proceeds from issuance of shares	10.1	0.1	3.3
Tax benefit from stock options exercised	0.9	—	—
Treasury stock purchased	—	—	(208.0)
Dividends paid	—	(34.6)	(126.2)

Net cash (used in) provided by financing activities	$(159.0)	$25.0	$(254.4)

Effects of exchange rate changes on cash	$3.2	$53.3	$(25.1)

Net (decrease) increase in cash and cash equivalents	(23.2)	7.0	1.3
Cash and cash equivalents at beginning of period	42.4	35.4	34.1

Cash and cash equivalents at end of period	$19.2	$42.4	$35.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$13.1	$8.9	$21.6
Short-term deposits	6.1	33.5	13.8

Cash and cash equivalents at end of period	$19.2	$42.4	$35.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$7.4	$7.8	$12.8
Cash paid during the year for income taxes, net	$48.5	$23.2	$70.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Years ended 31 March
(Millions of Australian dollars)	2010		2009		2008

Cash Flows From Operating Activities
Net (loss) income	A$	(99.7)	A$	171.7	A$	(82.4)
Adjustments to reconcile net (loss) income to net cash
provided by (used in) operating activities:
Depreciation and amortisation		72.5		71.1		65.0
Deferred income taxes		22.6		(73.3)		(62.1)
Pension cost		0.1		0.9		1.2
Stock-based compensation		9.0		9.1		8.9
Asbestos adjustments		263.4		(21.9)		276.2
Tax benefit from stock options exercised		(1.1)		—		—
Other-than-temporary impairment on investments		—		18.6		—
Impairment charges		—		—		81.7
Other		—		—		(3.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		17.5		86.9		51.4
Restricted short-term investments		63.9		—		—
Payment to the AICF		—		(138.6)		—
Accounts and other receivable		(35.4)		8.3		45.6
Inventories		(14.3)		50.8		(30.6)
Prepaid expenses and other assets		(56.5)		7.2		5.6
Insurance receivable — Asbestos		16.9		20.8		19.2
Accounts payable and accrued liabilities		41.6		(14.4)		3.0
Asbestos liability		(106.9)		(114.8)		(77.1)
Deposit with Australian Taxation Office		(34.4)		(12.5)		(11.2)
ATO settlement payment		—		(128.0)		—
Other accrued liabilities		55.9		1.1		76.8

Net cash provided by (used in) operating activities	A$	215.1	A$	(57.0)	A$	367.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	A$	(59.3)	A$	(32.9)	A$	(44.3)

Net cash used in investing activities	A$	(59.3)	A$	(32.9)	A$	(44.3)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	A$	—	A$	162.3	A$	8.1
Repayments of short-term borrowings		(109.6)		(158.1)		—
Proceeds from long-term borrowings		321.9		543.8		79.9
Repayments of long-term borrowings		(412.0)		(473.0)		—
Proceeds from issuance of shares		11.9		0.1		3.8
Tax benefit from stock options exercised		1.1		—		—
Treasury stock purchased		—		—		(239.3)
Dividends paid		—		(43.6)		(145.2)

Net cash (used in) provided by financing activities	A$	(186.7)	A$	31.5	A$	(292.7)

Effects of exchange rate changes on cash		(9.8)	A$	81.5	A$	(34.0)

Net (decrease) increase in cash and cash equivalents		(40.7)		23.1		(3.7)
Cash and cash equivalents at beginning of period		61.7		38.6		42.3

Cash and cash equivalents at end of period	A$	21.0	A$	61.7	A$	38.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	14.3	A$	13.0	A$	23.6
Short-term deposits		6.7		48.7		15.0

Cash and cash equivalents at end of period	A$	21.0	A$	61.7	A$	38.6

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	A$	8.5	A$	9.8	A$	14.7
Cash paid during the year for income taxes, net	A$	57.0	A$	29.2	A$	81.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Deficit

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	(Loss) Income	Total

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$—	$5.4	$258.7
Comprehensive loss:
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	—	0.6	0.6
Unrealised loss on investments	—	—	—	—	(4.4)	(4.4)
Foreign currency translation gain	—	—	—	—	15.3	15.3

Other comprehensive income	—	—	—	—	11.5	11.5

Total comprehensive loss						(60.1)
Adoption of uncertainty in income taxes	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	(208.0)	—	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	204.0	—	—

Balances as of 31 March 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)

Comprehensive income:
Net income	—	—	136.3	—	—	136.3
Pension and post-retirement benefit adjustments	—	—	—	—	0.7	0.7
Unrealised gain on investments	—	—	—	—	4.4	4.4
Foreign currency translation loss	—	—	—	—	(19.8)	(19.8)

Other comprehensive loss	—	—	—	—	(14.7)	(14.7)

Total comprehensive income						121.6
Stock-based compensation	—	7.2	—	—	—	7.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	(0.4)
Stock options exercised	—	0.1	—	—	—	0.1
Dividends paid	—	—	(34.6)	—	—	(34.6)
Treasury stock retired	(0.5)	(3.5)	—	4.0	—	—

Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$—	$2.2	$(108.7)

Comprehensive income:
Net loss	—	—	(84.9)	—	—	(84.9)
Pension and post-retirement benefit adjustments	—	—		—	(0.2)	(0.2)
Unrealised gain on investments	—	—	—	—	1.2	1.2
Foreign currency translation gain	—	—	—	—	56.0	56.0

Other comprehensive income	—	—	—	—	57.0	57.0

Total comprehensive loss						(27.9)
Stock-based compensation	—	7.7	—	—	—	7.7
Tax benefit from stock options exercised	—	0.9	—	—	—	0.9
Stock options exercised	1.9	8.2	—	—	—	10.1

Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$—	$59.2	$(117.9)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Background
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
On 21 August 2009, JHI NV shareholders approved a plan (“Proposal”) to transform the Company into a Societas Europaea (“SE”) (Stage 1 of the Proposal) and, subsequently, change its domicile from The Netherlands to the Republic of Ireland (Stage 2 of the Proposal). On 19 February 2010, the Company completed Stage 1 of the Proposal and was transformed from a Dutch “NV” company to a Dutch “SE” Company and now operates under the name of James Hardie Industries Societas Europaea (“JHI SE”).
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
The consolidated balance sheets, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March
(US$1 = A$)	2010	2009	2008

Assets and liabilities	1.0919	1.4552	1.0903
Statements of operations	1.1749	1.2600	1.1503
Cash flows — beginning cash	1.4552	1.0903	1.2395
Cash flows — ending cash	1.0919	1.4552	1.0903
Cash flows — current period movements	1.1749	1.2600	1.1503
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.
Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.
The Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset’s carrying value and allocated to expense over the asset’s useful life.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.
Environmental Remediation Expenditures
Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.
Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.1 million, US$9.9 million and US$11.9 million during the years ended 31 March 2010, 2009 and 2008, respectively.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$9.3 million, US$7.2 million and US$7.7 million for the years ended 31 March 2010, 2009 and 2008, respectively. Included in stock-based compensation expense for the year ended 31 March 2010 is an expense of US$1.6 million related to liability-classified awards.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2010	2009	2008

Basic common shares outstanding	433.1	432.3	455.0
Dilutive effect of stock awards	—	2.2	—

Diluted common shares outstanding	433.1	434.5	455.0

(US dollars)	2010	2009	2008

Net (loss) income per share — basic	$(0.20)	$0.32	$(0.16)
Net (loss) income per share — diluted	$(0.20)	$0.31	$(0.16)
Potential common shares of 13.7 million, 19.0 million and 10.4 million for the years ended 31 March 2010, 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.
AICF
In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the Amended FFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.
The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.
Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
For the year ended 31 March 2010, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
See Asbestos-Related Assets and Liabilities below and Note 11 — Asbestos for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the Amended FFA.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$12.5 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statement of operations.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
In March 2008, the FASB issued authoritative guidance that changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of this authoritative guidance did not result in a material impact to the Company’s consolidated financial position, results of operations or cash flows.
In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after 15 December 2008, as well as interim periods in those years. The adoption did not result in a material impact to the Company’s consolidated financial position, results of operations or cash flows.
In April 2009, the FASB expanded disclosure requirements for interim reporting periods to include disclosures about the fair value of financial instruments held by the Company. The Company adopted this statement effective for its first quarter of fiscal 2010, which has resulted in the disclosure of fair values attributable to debt instruments included in Note 12.
Effective for the Company’s second quarter of fiscal 2010, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to US GAAP literature in the notes to the consolidated financial statements. There was no impact on the Company’s results of operations, financial condition or liquidity.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Cash at bank and on hand	$13.1	$8.9
Short-term deposits	6.1	33.5

Total cash and cash equivalents	$19.2	$42.4

4. Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is US$5.3 million related to an insurance policy as of 31 March 2010 and 2009, respectively.
5. Accounts and Other Receivables
Accounts and notes receivable consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Trade receivables	$122.8	$96.6
Other receivables and advances	34.5	16.2
Allowance for doubtful accounts	(2.3)	(1.4)

Total accounts and other receivables	$155.0	$111.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issue.
The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2010	2009

Balance at beginning of period	$1.4	$2.0
Charged to expense	0.9	0.4
Costs and deductions	—	(1.0)

Balance at end of period	$2.3	$1.4

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
6. Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Finished goods	$99.8	$82.5
Work-in-process	4.8	4.7
Raw materials and supplies	52.0	48.9
Provision for obsolete finished goods and raw materials	(7.5)	(7.2)

Total inventories	$149.1	$128.9

7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress[1]	Total

Balance at 31 March 2008:
Cost	$17.2	$208.9	$840.5	$82.4	$1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	17.2	156.9	499.9	82.4	756.4

Changes in net book value:
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	—	(9.4)	(47.0)	—	(56.4)
Other movements	—	—	(0.2)	—	(0.2)
Foreign currency translation adjustments	—	—	(25.1)	—	(25.1)

Total changes	0.8	(6.0)	(19.6)	(30.8)	(55.6)

Balance at 31 March 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Changes in net book value:
Capital expenditures	0.1	3.6	30.0	16.8	50.5
Depreciation	—	(9.7)	(52.0)	—	(61.7)
Other movements	—	—	20.7	(20.7)	—
Foreign currency translation adjustments	—	—	21.0	—	21.0

Total changes	0.1	(6.1)	19.7	(3.9)	9.8

Balance at 31 March 2010:
Cost	18.1	215.9	939.6	47.7	1,221.3
Accumulated depreciation	—	(71.1)	(439.6)	—	(510.7)

Net book value	$18.1	$144.8	$500.0	$47.7	$710.6

[1]	Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.2 million, US$0.1 million and US$0.6 million for the years ended 31 March 2010, 2009 and 2008, respectively. Depreciation expense was US$61.7

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
million, US$56.4 million and US$56.5 million for the years ended 31 March 2010, 2009 and 2008, respectively.
Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$2.3 million and US$0.8 million as of 31 March 2010 and 2009, respectively.
Asset Impairments
The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania plant in the United States. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company’s products. This asset impairment was recorded in its USA and Europe Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Trade creditors	$71.3	$44.4
Other creditors and accruals	29.6	44.7

Total accounts payable and accrued liabilities	$100.9	$89.1

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
9. Short and Long-Term Debt
Debt consists of the following components:

	31 March
(Millions of US dollars)	2010	2009

Short-term debt	$—	$93.3
Current portion of long-term debt	95.0	—
Long-term debt	59.0	230.7

Total debt	$154.0	$324.0

The weighted average interest rate on the Company’s total debt was 0.92% and 1.48% at 31 March 2010 and 2009, respectively.
At 31 March 2010, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2010, there was US$154.0 million drawn under the combined facilities and US$272.7 million was unutilised and available.
In December 2009, the Company refinanced US$130.0 million in facilities, which previously had maturity dates on or prior to June 2010. The maturity date of these new facilities is in December 2012. At 31 March 2010, the Company held US$161.7 million of term facilities that will mature in June 2010. The weighted average term of all debt facilities is 2.6 years at 31 March 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
At 31 March 2010, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
10. Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.2 million and US$1.9 million as of 31 March 2010 and 2009, respectively.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following are the changes in the product warranty provision:

	Years Ended
	31 March
(Millions of US dollars)	2010	2009	2008

Balance at beginning of period	$24.9	$17.7	15.2
Accruals for product warranties	8.1	14.6	10.2
Settlements made in cash or in kind	(8.4)	(7.1)	(7.9)
Foreign currency translation adjustments	0.3	(0.3)	0.2

Balance at end of period	$24.9	$24.9	$17.7

11. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

Change in estimates:
Change in actuarial estimate — asbestos liability	$(3.8)	$(180.9)	$(175.0)
Change in actuarial estimate — insurance receivable	1.9	19.8	27.4
Change in estimate — AICF claims-handling costs	(1.4)	(1.2)	(6.5)
Change in estimate — other	—	—	1.2

Subtotal — Change in estimates	(3.3)	(162.3)	(152.9)

(Loss) gain on foreign currency exchange	(220.9)	179.7	(87.2)

Total Asbestos Adjustments	$(224.2)	$17.4	$(240.1)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net Amended FFA Liability”.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements

	31 March
(Millions of US dollars)	2010	2009

Asbestos liability — current	$(106.7)	$(78.2)
Asbestos liability — non-current	(1,512.5)	(1,206.3)

Asbestos liability — Total	(1,619.2)	(1,284.5)

Insurance receivable — current	16.7	12.6
Insurance receivable — non-current	185.1	149.0

Insurance receivable — Total	201.8	161.6

Workers’ compensation asset — current	0.1	0.6
Workers’ compensation asset — non-current	98.8	73.8
Workers’ compensation liability — current	(0.1)	(0.6)
Workers’ compensation liability — non-current	(98.8)	(73.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	16.4	12.3
Deferred income taxes — non-current	420.0	333.2

Deferred income taxes — Total	436.4	345.5

Income tax payable	16.5	22.8
Other net liabilities	(1.7)	(2.0)

Net Amended FFA liability	(966.2)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	57.8	98.3

Unfunded Net Amended FFA liability	$(908.4)	$(658.3)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The changes in the asbestos liability for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability – 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

Asbestos claims paid[1]		103.2	1.1749	87.8
AICF claims-handling costs incurred[1]		3.6	1.1749	3.1
Change in actuarial estimate[2]		(4.1)	1.0919	(3.8)
Change in estimate of AICF claims-handling costs[2]		(1.5)	1.0919	(1.4)
Loss on foreign currency exchange				(420.4)

Asbestos liability – 31 March 2010	A$	(1,768.0)	1.0919	$(1,619.2)

Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable – 31 March 2009	A$	235.2	1.4552	$161.6

Insurance recoveries[1]		(16.9)	1.1749	(14.4)
Change in actuarial estimate[2]		2.0	1.0919	1.8
Gain on foreign currency exchange				52.8

Insurance receivable – 31 March 2010	A$	220.3	1.0919	$201.8

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes – asbestos for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets – 31 March 2009	A$	502.7	1.4552	$345.5

Amounts offset against income tax payable[1]		(17.9)	1.1749	(15.3)
Impact of other asbestos adjustments[1]		(8.3)	1.1749	(7.0)
Gain on foreign currency exchange				113.2

Deferred tax assets – 31 March 2010	A$	476.5	1.0919	$436.4

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2010 and 2009, this amount was US$15.3 million and US$8.8 million, respectively. During the year ended 31 March 2010, there was a US$6.6 million favourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.6 million and US$2.2 million at 31 March 2010 and 2009, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$0.9 million and US$0.2 million at 31 March 2010 and 2009, respectively. During the year ended 31 March 2010, there was a US$0.6 million unfavourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2010, the AICF sold US$61.1 million (A$71.8 million) of its short-term investments. The sale of investments for the year ended 31 March 2010 resulted in the Company recording a realised gain of US$6.7 million (A$7.9 million) in the line item Other Income.
At 31 March 2010, the Company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.2 million (A$1.4 million). This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2009	A$	143.1	1.4552	$98.3

Asbestos claims paid[1]		(103.2)	1.1749	(87.8)
AICF operating costs paid – claims-handling[1]		(3.6)	1.1749	(3.1)
AICF operating costs paid – non claims-handling[1]		(2.5)	1.1749	(2.1)
Insurance recoveries[1]		16.9	1.1749	14.4
Interest and investment income[1]		3.9	1.1749	3.3
Unrealised gain on investments[1]		1.4	1.1749	1.2
Gain on investments[1]		7.9	1.1749	6.7
Other[1]		(0.8)	1.1749	(0.7)
Gain on foreign currency exchange				27.6

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2010	A$	63.1	1.0919	$57.8

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2010. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.4 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.9 billion (US$2.7 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2010 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2010, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.9 billion (US$2.7 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$434.9 million (US$398.3 million) after making a general credit risk allowance for insurance carriers for A$61.5 million (US$56.3 million) and an allowance for A$77.7 million (US$71.2 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.4 billion (US$2.2 billion). The undiscounted, but inflated, estimates could be in a range of A$1.8 billion (US$1.6 billion) to A$5.1 billion (US$4.7 billion), as of 31 March 2010. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2010		2009		2008		2007		2006[1]

Number of open claims at beginning of period		534		523		490		564		712
Number of new claims		535		607		552		463		346
Number of closed claims		540		596		519		537		502
Number of open claims at end of period		529		534		523		490		556
Average settlement amount per settled claim	A$	190,627	A$	190,638	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per case closed	A$	171,917	A$	168,248	A$	126,340	A$	128,723	A$	122,535
Average settlement amount per settled claim	US$	162,250	US$	151,300	US$	128,096	US$	127,163	US$	114,318
Average settlement amount per case closed	US$	146,325	US$	133,530	US$	109,832	US$	98,510	US$	92,229

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
12. Fair Value Measurements
Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.
Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded, net of tax, as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other-than-temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair value compared to the cost of the assets. The Company recorded an unrealised gain on these restricted short-term investments of US$1.2 million for the year ended 31 March 2010. This unrealised gain is included as a separate component of accumulated other comprehensive income.
Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 31 March 2010, the Company had interest rate swap contracts with a total principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.
At 31 March 2010 the weighted average fixed interest rate of these contracts is 2.40% and the weighted average remaining life is 3.6 years. These contracts have a fair value of US$2.4 million, which is included in Accounts Payable. For the year ended 31 March 2010, The Company included in Other Income an unrealised loss on interest rate swaps of US$0.4 million. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$2.5 million for the year ended 31 March 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2010 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	31 March 2010	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$19.2	$19.2	$—	$—
Restricted cash and cash equivalents	49.8	49.8	—	—
Restricted short-term investments	13.3	13.3	—	—

Total Assets	$82.3	$82.3	$—	$—

Liabilities
Interest rate swap contracts	2.4	—	2.4	—

Total Liabilities	$2.4	$—	$2.4	$—

13. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010. A final judgment has not been rendered.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the Company has not recorded any related loss reserves.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against the former James Hardie Chilean entity now known as Compañía Industrial El Volcán S.A. (“El Volcan”) in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Electrónica Quimel S.A. (“Quimel”) also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
On 30 December 2009, the Company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of the former James Hardie Chilean entity to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel. El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of the former James Hardie Chilean entity, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the Company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Company’s provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in the consolidated statements of operations for the year ended 31 March 2010.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2010:

Years ending 31 March (Millions of US dollars):
2011	$17.4
2012	16.4
2013	15.1
2014	14.1
2015	13.9
Thereafter	37.5

Total	$114.4

Rental expense amounted to US$13.2 million, US$14.5 million and US$10.2 million for the years ended 31 March 2010, 2009 and 2008, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

(Loss) income from operations before income taxes:
Domestic[1]	$12.8	$24.6	$80.1
Foreign	(31.5)	131.2	(115.6)

Total (loss) income before income taxes	$(18.7)	$155.8	$(35.5)

Income tax (expense) benefit:
Current:
Domestic[1]	$0.6	$(0.1)	$(7.1)
Foreign	(137.7)	37.4	(102.1)

Current income tax (expense) benefit	(137.1)	37.3	(109.2)

Deferred:
Domestic[1]	(0.9)	(0.1)	(0.2)
Foreign	71.8	(56.7)	73.3

Deferred income tax benefit (expense)	70.9	(56.8)	73.1

Total income tax expense	$(66.2)	$(19.5)	$(36.1)

[1]	Since JHI SE is a Dutch parent holding company, domestic represents The Netherlands.
Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

Income tax benefit (expense) at statutory tax rates	$8.3	$(47.0)	$7.8
US state income taxes, net of the federal benefit	(3.7)	(2.9)	(1.9)
Asbestos — effect of foreign exchange	(66.4)	51.2	(27.5)
Benefit from Dutch financial risk reserve regime	3.2	1.8	7.3
Expenses not deductible	(3.7)	(7.8)	(3.2)
Non-assessable items	2.0	1.6	2.7
Losses not available for carryforward	(0.6)	(4.1)	(1.4)
Change in reserves	(2.2)	(13.4)	(18.5)
Taxes on foreign income	(1.6)	(2.7)	(2.1)
State amended returns and audit	(2.2)	3.0	—
Other permanent items	0.7	0.8	0.7

Total income tax (expense) benefit	$(66.2)	$(19.5)	$(36.1)

Effective tax rate	354.0%	12.5%	101.7%

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Deferred tax assets:
Asbestos liability	$436.6	$345.5
Other provisions and accruals	37.4	28.5
Net operating loss carryforwards	9.9	10.8
Capital loss carryforwards	30.4	22.8
Taxes on intellectual property transfer	—	3.6
Prepayments	2.8	4.2
Foreign currency movements	—	6.6
Other	0.2	2.1

Total deferred tax assets	517.3	424.1
Valuation allowance	(39.2)	(31.7)

Total deferred tax assets, net of valuation allowance	478.1	392.4

Deferred tax liabilities:
Property, plant and equipment	(115.7)	(105.7)
Accrued interest income	(12.0)	(7.5)
Foreign currency movements	(0.3)	—
Total deferred tax liabilities	(128.0)	(113.2)

Net deferred tax assets	$350.1	$279.2

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$7.5 million during fiscal year 2010 due to foreign currency movements.
At 31 March 2010, the Company had Australian tax loss carry-forwards of approximately US$3.0 million that will never expire.
At 31 March 2010, the Company had US$101.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2010, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.
At 31 March 2010, the Company had European tax loss carry-forwards of approximately US$32.8 million that are available to offset future taxable income, of which US$22.3 million will never expire. Carry-forwards of US$10.5 million will expire in fiscal 2019. At 31 March 2010, the Company had a 100% valuation allowance against the European tax loss carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the Amended FFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2010. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.
At 31 March 2010, the undistributed earnings of non-Dutch subsidiaries approximated US$790.4 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2010, 2009 and 2008, the Company recorded an income tax expense of US$2.2 million, an income tax benefit of US$3.0 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia and the Republic of Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.
The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2010 for the treaty benefits.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
ATO – 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007, RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 31 March 2010 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up through 31 March 2010 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At 31 March 2010 and 2009, this deposit totaled US$247.2 (A$269.9 million) and US$173.5 million (A$252.5 million), respectively.
Included in other non-current liabilities are taxes payable on accrued interest of US$43.0 and US$27.3 at 31 March 2010 and 2009, respectively.
ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of US$101.6 million (A$153.0 million) in December 2008.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Dutch Exit Tax
In connection with implementing Stage 1 of the Company’s proposal to re-domicile its corporate seat from The Netherlands to the Republic of Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in the Republic of Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime.
The Dutch Tax Authority (the “DTA”) reviewed the Company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the Company incurred a capital gain and Dutch exit tax liability of US$40.8 million. The charge has been deferred and included in non-current Other Assets on the Company’s consolidated balance sheet as of 31 March 2010 and will be amortised on a straight-line basis over the remaining useful life of the intellectual property.
Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties

Balance at 1 April 2007	$39.0	$39.7

Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at 31 March 2008	$61.9	$47.0

Additions for tax positions of the current year	1.7	—
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	1.2	—
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at 31 March 2010	$7.7	$(26.9)

As of 31 March 2010, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$7.7 million and an expense of US$26.9 million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2010 and 2009, the total amount of interest and penalties recognised in tax expense as a benefit was US$4.7 million and US$14.3 million, respectively.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
On 1 April 2007, the Company adopted a new accounting standard for uncertainty in income taxes. This standard clarified the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements. The adoption of this standard resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was US$39.7 million.
15. Stock-Based Compensation
At 31 March 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity-based award grants as estimated using pricing models was US$7.7 million, US$7.2 million, US$7.7 million for the years ended 31 March 2010, 2009 and 2008, respectively. As of 31 March 2010, the unrecorded deferred stock-based compensation balance related to equity awards was US$8.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.4 years.
JHI SE 2001 Equity Incentive Plan
Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On 19 October 2001 (the grant date), JHI NV granted 5,468,829 options to purchase shares of the Company’s common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant. As of 31 March 2010, 115,140 options were outstanding and exercisable with an exercise price of A$3.78. The options will expire in November 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional stock option grants:

	Original	Number	Option
	Exercise	of Options	Expiration
Share Grant Date	Price (A$)	Granted	Date

December 2001	5.65	4,248,417	December 2011
December 2002	6.66	4,037,000	December 2012
December 2003	7.05	6,179,583	December 2013
December 2004	5.99	5,391,100	December 2014
February 2005	6.30	273,000	February 2015
December 2005	8.90	5,224,100	December 2015
March 2006	9.50	40,200	March 2016
November 2006	8.40	3,499,490	November 2016
March 2007	8.90	179,500	March 2017
March 2007	8.35	151,400	March 2017
December 2007	6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
Under the 2001 Equity Incentive Plan, the Company granted 278,569 and 1,690,711 restricted shares of common stock to its employees in the years ended 31 March 2010 and 2009, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2010, there were 1,416,339 restricted stock units outstanding under this plan.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. There were 1,090,000 and 1,320,000 options outstanding at 31 March 2010 and 2009, respectively, under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.
In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to the members of the Managing Board, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue.
In September 2008, December 2008, May 2009, September 2009 and December 2009, 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the LTIP to members of the Company’s Managing Board and to senior members of management. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.
At 31 March 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2010, 98,106 shares had been acquired under this plan.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)
Balance at 31 March 2008	15,564,294	22,190,237	7.29

Newly Authorised	4,291,230
Exercised		(25,000)	5.99
Forfeited		(3,892,309)	7.34
Forfeitures available for re-grant	3,892,309

Balance at 31 March 2009	23,747,833	18,272,928	7.28

Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215

Balance at 31 March 2010	25,288,048	14,444,438	7.44

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the years 31 March 2010 and 2009. For the year ended 31 March 2008, the Company granted 5,031,310 stock options under the 2001 Equity Incentive Plan. For the year ended 31 March 2008, the Company granted 1,016,000 stock options under the LTIP.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	30.0%
Risk free interest rate	3.4%
Expected life in years	4.4
Weighted average fair value at grant date (A$)	1.13
Number of stock options	5,031,310

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	32.1%
Risk free interest rate	4.2%
Weighted average fair value at grant date (A$)	3.14
Number of stock options	1,016,000
The total intrinsic value of stock options exercised was A$4.7 million, nil and A$1.2 million for the years ended 31 March 2010, 2009 and 2008, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 per share during the year ended 31 March 2008.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.9 million, nil and nil for the years ended 31 March 2010, 2009 and 2008, respectively.
The following table summarises outstanding and exercisable options as of 31 March 2010:

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)

3.09	115,140	0.6	3.09	480,134	115,140	3.09	480,134
5.06	254,309	1.7	5.06	559,480	254,309	5.06	559,836
5.99	1,523,250	4.7	5.99	1,934,528	1,523,250	5.99	1,934,528
6.30	93,000	4.9	6.30	89,280	93,000	6.30	89,280
6.38	2,638,729	7.7	6.38	2,322,082	1,103,462	6.38	971,047
6.45	796,500	2.7	6.45	645,165	796,500	6.45	645,165
7.05	1,758,250	3.7	7.05	369,233	1,758,250	7.05	369,233
7.83	1,016,000	7.4	7.83	—	—	0.00	—
8.35	151,400	7.0	8.35	—	151,400	8.35	—
8.40	2,646,560	6.6	8.40	—	2,470,160	8.40	—
8.53	1,090,000	5.7	8.53	—	—	0.00	—
8.90	2,321,100	5.7	8.90	—	2,321,100	8.90	—
9.50	40,200	5.9	9.50	—	40,200	9.50	—

Total	14,444,438	6.6	7.44	6,399,902	10,626,771	6.83	5,049,223

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.26 as of 31 March 2010, which would have been received by the option holders had those option holders exercised their options as of that date.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Restricted Stock
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (A$)
Nonvested at 31 March 2008	—	—

Granted	3,260,333	3.98
Vested	(24,052)	3.85
Forfeited	(245,220)	4.40

Non-vested at 31 March 2009	2,991,061	3.95

Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32

Non-vested at 31 March 2010	4,736,721	4.57

Restricted Stock – service vesting
The Company granted restricted stock units with a service vesting condition to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569

		3,237,199

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table includes the assumptions used for restricted stock grants (service vesting) valued during the years ended 31 March 2010 and 2009:

	2010		2009
	07 Dec 2009	29 May 2009	17 Dec 2008	15 Sep 2008	17 Jun 2008

Dividend yield (per annum)[1]	$0.00	$0.00	$0.10	$0.20	$0.20
Risk free interest rate[1]	n/a	n/a	1.3%	1.8%	2.9%
Expected life in years	3.0	2.0	3.0	2.0	2.0
JHX stock price at grant date (A$)	8.30	4.31	3.85	4.98	4.93
Number of restricted stock units	278,569	1,066,595	992,271	201,324	698,440

[1]	The risk free rate for the grants in fiscal year 2010 are not applicable as the assumed dividend yield is nil.
Restricted Stock – market condition
Under the terms of the LTIP, the Company granted 703,656 and 1,368,298 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the years ended 31 March 2010 and 2009, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March:

	2010		2009
	11 Dec 2009	15 Sep 2009	17 Dec 2008	15 Sep 2008

Expected volatility	49.9%	42.1%	37.6%	34.9%
Risk free interest rate	2.1%	2.5%	1.3%	2.6%
Expected life in years	3.0	3.0	3.0	3.0
JHX stock price at grant date (A$)	8.20	7.04	3.85	4.98
Number of restricted stock units	181,656	522,000	545,757	822,541
Scorecard LTI – Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 1,089,265 and nil Scorecard LTI units during the years ended 31 March 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Cash Settled Units
The Company granted 35,741 and nil cash settled units (service vesting) to employees during the years ended 31 March 2010 and 2009, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
The total compensation cost related to liability classified awards for the years ended 31 March 2010 and 2009 was US$1.6 million and nil, respectively.
16. Share Repurchase Program
On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased nil, nil and 35.7 million shares of common stock during the years ended 31 March 2010, 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on 20 August 2008.
17. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East, and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.
The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased operation of its pipe business in the United States.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

USA & Europe Fibre Cement	$828.1	$929.3	$1,170.5
Asia Pacific Fibre Cement	296.5	273.3	298.3

Worldwide total	$1,124.6	$1,202.6	$1,468.8

	(Loss) Income Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

USA & Europe Fibre Cement[2,3]	$208.5	$199.3	$235.2
Asia Pacific Fibre Cement[2]	58.7	47.1	50.3
Research and Development[2]	(19.0)	(18.9)	(18.1)

Segments total	248.2	227.5	267.4
General Corporate[4]	(269.2)	(53.9)	(304.0)

Total operating (loss) income	(21.0)	173.6	(36.6)
Net interest (expense) income[5]	(4.0)	(3.0)	1.1
Other income (expense)	6.3	(14.8)	—

Worldwide total	$(18.7)	$155.8	$(35.5)

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2010	2009

USA & Europe Fibre Cement	$780.8	$765.6
Asia Pacific Fibre Cement	216.9	167.9
Research and Development	14.2	12.2

Segments total	1,011.9	945.7
General Corporate[6,7]	1,166.9	946.0

Worldwide total	$2,178.8	$1,891.7

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Geographic Areas

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2010	2009	2008

USA	$808.9	$912.2	$1,153.1
Australia	214.3	193.2	198.6
New Zealand	50.6	50.0	67.3
Other Countries	50.8	47.2	49.8

Worldwide total	$1,124.6	$1,202.6	$1,468.8

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2010	2009

USA	$783.6	$767.4
Australia	131.6	99.8
New Zealand	49.8	27.1
Other Countries	46.9	51.4

Segments total	1,011.9	945.7
General Corporate[6,7]	1,166.9	946.0

Worldwide total	$2,178.8	$1,891.7

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$10.4 million, US$8.0 million and US$7.7 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.0 million, US$1.2 million and US$1.6 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$15.7 million, US$14.4 million and US$18.0 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$3.3 million, US$4.5 million and US$0.1 million in fiscal years 2010, 2009 and 2008, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$27.1 million, US$23.8 million and US$27.3 million for the years ended 31 March 2010, 2009 and 2008, respectively.

[3]	Included in USA and Europe Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$71.0 million.

[4]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements

million and ASIC expenses of US$14.0 million. Included in General Corporate for the year ended 31 March 2008 are unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and ASIC expenses of US$5.5 million.

[5]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$3.3 million, US$6.4 million and US$9.4 million in fiscal years 2010, 2009 and 2008, respectively. See Note 11.

[6]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7]	Asbestos-related assets at 31 March 2010 and 2009 are US$797.7 million and US$681.0 million, respectively, and are included in the General Corporate segment.
Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.
These three customers’ accounts receivable represented 37% and 35% of the Company’s trade accounts receivable at 31 March 2010 and 2009, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2010		2009		2008

		%		%		%
Customer A	$224.4	20.0	$277.1	23.0	$431.3	27.9
Customer B	144.5	12.8	149.6	12.4	167.3	10.8
Customer C	93.2	8.3	46.8	3.9	108.2	7.0

	$462.1		$473.5		$706.8

Approximately 28% of the Company’s fiscal year 2010 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
18. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	31 March
(Millions of US dollars)	2010	2009

Pension and post-retirement benefit adjustments	$(1.6)	$(1.4)
Unrealised gain on restricted short-term investments	1.2	—
Foreign currency translation adjustments	59.6	3.6

Total accumulated other comprehensive income	$59.2	$2.2

19. Re-domicile
On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage plan to transform the Company into a Dutch Societas Europaea (SE) (Stage 1) and, subsequently, change its corporate domicile from the Netherlands to the Republic of Ireland (Stage 2). On 19 February 2010, the Company completed Stage 1 of the proposal and was transformed from a Dutch “NV” company to a Dutch “SE” Company and now operates under the name of James Hardie Industries Societas Europaea (SE).
On 17 March 2010 (US time), the Company filed with the US Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of the Proposal which will transform the Company from a Dutch SE to an Irish SE by moving the Company’s corporate domicile from The Netherlands to the Republic of Ireland.
On 21 April 2010 (US time), following SEC review of the Registration Statement and formal Board approval of the change in corporate domicile, the final Explanatory Memorandum for Stage 2 was submitted to the SEC and the ASX with a filing date of 22 April 2010.
For additional information on and implementation timing of Stage 2 of the Proposal, readers are referred to the Company’s Explanatory Memorandum, which was filed with the SEC on 22 April 2010 (File No. 333-165531).

James Hardie Industries SE and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of

James Hardie Industries SE and Subsidiaries
currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the Company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.